

Oleksiy Lubinsky · 2nd

CEO at Rentberry

San Francisco, California · 500+ connections · **Contact info**

 **Rentberry**

 **Monta Vista High Sch**

Experience



CEO

Rentberry

Aug 2015 – Present · 4 yrs 10 mos

San Francisco, CA

The first closed-loop platform that makes the long-term rental process transparent and efficient, eliminates the hassle of paper applications and helps properties get their true market price. Its patented technology allows tenants to submit custom offers and potentially save $87 bln on move-in costs that are currently blocked as rental security deposits.

 **Rentberry Web Demo**



Co-Founder

CityHour

Dec 2012 – Jan 2015 · 2 yrs 2 mos

San Francisco, CA

• Founded CityHour - with the goal to disrupt business networking space
• Built and led a full-time dedicated international team comprising of developers, marketing and product experts
• Successfully developed and launched CityHour that won "Innovation Award" at the Mac ...**see mor**



Director, M&A and ECM

BIC Securities

May 2010 – Dec 2012 · 2 yrs 8 mos

• Originated and led the sale of the leading European private oil&gas companies: Kuwait Energy and GazInvest
• Performed the sale of the largest bromine produced in Europe to the largest petrochemical company ...**see mor**



Associate Director

Raiffeisen Investment

Jul 2007 – May 2010 · 2 yrs 11 mos

• Managed multiple cross-border transactions in various industry segments, ranging from USD 80 million to USD 5 billion
• Implemented valuations of several oil&gas companies – as well as, sale of private E&P company - Dewon ...**see mor**



Senior Consultant

Deloitte

Jul 2006 – Jul 2007 · 1 yr 1 mo

• Coordinated and supervised buy-side and sell-side acquisition transactions for strategic and financial investors
• Scrutinized statutory and management financial statements with assessment of IFRS adjustments
• Performed business plan writing and analyzed broad spectrum of market segments ...**see mor**

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Education



Monta Vista High School



University of California, Berkeley

Bachelors, Economics and Business



